September 19, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Ms. Stacie Gorman

Re:	Trinity Sub Inc.
Registration Statement on Form S-4
Filed August 12, 2019
File No. 333-233214

Dear Ms. Gorman:

On behalf of Trinity Sub Inc. (the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 9, 2019 relating to the above-referenced registration statement of the Registrant filed with the Commission on Form S-4 on August 12, 2019 (the “Registration Statement”).

The Registrant is concurrently submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).  For the convenience of the Staff, we are supplementally providing blacklined copies of the Amended Registration Statement, marked to show changes from the Registration Statement.  In addition to changes responsive to the Staff’s comments, the Amended Registration Statement also contains certain other updating changes.  Among other things, we call your attention to the fact that the Amended Registration Statement has been revised to update financial statements and to also reflect an updated proposal with respect to the contemplated amendment of the warrants of Trinity Merger Corp. (“Trinity”).  In addition, the Amended Registration Statement now contemplates that the amendment to the warrants will be effected at a meeting of warrant holders, rather than pursuant to a consent solicitation.

In this letter, for your convenience, we have recited the comments from the Staff in italicized type and have followed each comment with the Registrant’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Registration Statement.  Except as otherwise specifically indicated, page references in the Registrant’s responses to the Staff’s comments correspond to the pagination of the Amended Registration Statement.

Registration Statement on Form S-4 Filed August 12, 2019

Cover Page

1.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended.  Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you and each of your subsidiaries intend to rely on; and

•	how you and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis.  We will refer your response to the Division of Investment Management for further review.

Response:  As further described in the Amended Registration Statement, following the Business Combination, the Registrant intends to operate as a commercial real estate investment trust that originates, underwrites, funds, manages, and services short-term loans secured by first mortgage liens on real property.  The Registrant expects to conduct substantially all of its operations through two direct, wholly owned subsidiaries:

(i)
Trinity Merger Sub II, LLC, which will own the assets of each of the Companies following completion of the Business Combination, including the merger of the Companies into Trinity Merger Sub II, LLC (the surviving entity, the “Mortgage Subsidiary”); and

(ii)
Trinity, which will conduct the business of each of the Management Companies following completion of the Business Combination, including the merger of the Management Companies into Trinity (the surviving entity, the “Internal Manager”).

In addition, following completion of the Business Combination, the Registrant expects to create a new wholly owned subsidiary (the “Private REIT Manager” and, together with the Mortgage Subsidiary and the Internal Manager, the “Operating Subsidiaries”) to serve as sponsor and manager of a newly created private real estate lending company that will elect to be taxed as a REIT at such time that it is able to comply with the various tests for qualification as a REIT (the “Private REIT”).  The equity interests in the Private REIT are expected to be privately offered to qualifying third-parties.

The Registrant intends to conduct its operations and those of its Operating Subsidiaries so that neither it, nor any of the Operating Subsidiaries, will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an issuer will not be deemed an investment company if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); or

•
it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”).

For the purposes of the 40% Test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (an “Exempt Private Fund”).

The Registrant

The Registrant expects that it will meet the Primarily Engaged Test because it does not intend to engage primarily or to hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities.  Rather, through its Operating Subsidiaries, the Registrant will be primarily engaged in the non-investment company business of originating, underwriting, funding, managing, and servicing short-term, loans secured by first mortgage liens on real property to fund the construction and development of residential or commercial properties.

Further, the Registrant believes that it will meet the 40% Test because (a) more than 60% of the Registrant’s total assets (exclusive of government securities and cash items) on an unconsolidated basis are expected to consist of its interest in the Operating Subsidiaries, and (b) each Operating Subsidiary will be a wholly owned subsidiary of the Registrant that will not be an investment company or an Exempt Private Fund.

Mortgage Subsidiary

The Registrant believes that the Mortgage Subsidiary will not be an investment company or an Exempt Private Fund because it will be able to rely on the exclusion from the definition of “investment company” set forth in Section 3(c)(5)(C) of the Investment Company Act.  Section 3(c)(5)(C) excludes from the definition of “investment company” any issuer that (a) is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and (b) does not issue redeemable securities.  The Mortgage Subsidiary will not issue redeemable securities.

As reflected in no-action letters, the Staff has taken the position that Section 3(c)(5)(C) generally requires that an issuer maintain (a) at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying assets”), (b) at least 80% of its assets in qualifying assets plus real estate-related assets, and (c) no more than 20% of the value of its assets in assets other than qualifying assets and real-estate related assets.  The Commission and its Staff, in interpretive guidance and no-action letters, have indicated that whole mortgage loans that are fully secured by real property,1 certain participations in whole mortgage loans,2 and certain other types of real-estate related loans3 in which the Mortgage Subsidiary may invest are qualifying assets, along with fee interests in real property.4

To ensure that the Mortgage Subsidiary will be eligible for the Section 3(c)(5)(C) exclusion, the Registrant intends that the Mortgage Subsidiary will primarily own investments of the types listed above consistent with the limits the Staff has established in no-action letters and other interpretive guidance.

Internal Manager and Private REIT Manager

The Registrant expects that the Internal Manager and the Private REIT Manager will each meet the Primarily Engaged Test because neither intends to engage primarily, or to hold itself out as being engaged primarily, in the business of investing, reinvesting, or trading in securities.  Rather, the Internal Manager and the Private REIT Manager will be primarily engaged in the non-investment company business of underwriting, managing, and servicing the short-term real estate loans originated and funded by the Mortgage Subsidiary and the Private REIT, respectively.

The Registrant also believes that each of the Internal Manager and the Private REIT Manager will meet the 40% Test because each anticipates that less than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis will be represented by “investment securities.”

Amended Registration Statement Disclosure

We respectfully submit that the disclosure provided in the Amended Registration Statement regarding the investment company status of the Registrant and its Operating Subsidiaries, including the discussion of applicable exemptions, is consistent with the supplemental analysis provided herein.

[1]
See, e.g., Medidentic Mortgage Investors, SEC Staff No-Action Letter (Apr. 1984); First National Bank of Fremont, SEC Staff No-Action Letter (Nov. 1985); Merrill, Lynch, Pierce, Fenner & Smith, SEC Staff No-Action Letter (Nov. 4, 1981); and Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Dec. 1977).

[2]	See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC Staff No-Action Letter (Feb. 3, 2009).
[3]	See, e.g., Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007).
[4]	See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).

Summary

2.
Please tell us if you intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended.  To the extent you do not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe you are not required to register.  Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response:  Neither the Registrant nor the Internal Manager intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), because neither expects to meet the definition of “investment adviser” provided in the Advisers Act.  Section 202(a)(11) of the Advisers Act defines “investment adviser” in pertinent part to mean:

any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.

This definition includes three essential elements.  An “investment adviser” generally includes any person that (1) for compensation, (2) is engaged in the business of (3) providing advice to others or issuing reports or analysis regarding securities.  A person must satisfy all three elements to fall within the definition of “investment adviser.”5

The Registrant does not believe that it or the Internal Manager will satisfy the third prong of this test because neither will be providing investment advice to “others” regarding securities.

The Registrant will be a holding company that conducts substantially all of its operations through the Operating Subsidiaries.  Consequently, the Registrant does not expect to engage in providing investment advice to anybody.

The Internal Manager’s sole business operations will be confined to underwriting, managing, and servicing the short-term real estate loans originated by the Mortgage Subsidiary.  Both the Internal Manager and the Mortgage Subsidiary will be direct, wholly owned subsidiaries of the Registrant.  The Registrant will beneficially own, indirectly through the Mortgage Subsidiary, 100% of the assets for which the Internal Manager will be providing advice and management services.

In addition, neither the Registrant nor the Internal Manager has in the past, and neither intends in the future, to hold itself out to the public as investment advisers.  For example, neither the Registrant nor the Internal Manager expects to be listed on the internet as an investment adviser, neither intends to attend investment management conferences as a provider of investment advisory services, and neither intends to engage in any advertising or conduct any marketing activities with respect to its provision of investment advisory services to third parties.  Additionally, neither the Registrant nor the Internal Manager has provided, nor do they intend to provide in the future, investment advisory services to any third party.

The Staff has granted no action relief and the Commission has granted exemptive relief in analogous situations.  For example, in Allianz of America, Inc., Allianz of America, Inc. (“AZOA”) was a wholly owned subsidiary of Allianz SE (the “Parent”).6  AZOA was established for the purpose of serving as a holding company for various U.S.-based subsidiaries of the Parent, and AZOA was operated for this purpose and for the purpose of providing investment advisory services to U.S.-based and foreign insurance companies that were direct and indirect wholly owned subsidiaries of the Parent (each, an “Allianz Group Company”) and to their direct and indirect wholly owned subsidiaries.  AZOA did not hold itself out to the public as an investment adviser, and AZOA provided investment advice only to the Allianz Group Companies and to their direct and indirect wholly owned subsidiaries.  The Allianz Group Companies beneficially owned, directly or indirectly, 100% of the assets for which AZOA provided investment advice.  AZOA sought and received assurance that the Staff would not recommend an enforcement action under Section 203(a) of the Advisers Act if AZOA did not register as an investment adviser under the Advisers Act.7

[5]	See Investment Advisers Act Release No. 1092 (Oct. 8, 1987).
[6]	Allianz of America, Inc., SEC Staff No-Action Letter (May 25, 2012).
[7]
See also MEAG Munich ERGO, SEC Staff No-Action Letter (Feb. 14, 2014) (Staff granted no action relief from Advisers Act registration to investment adviser that was a wholly owned subsidiary of its parent company and provided investment advisory services solely to insurance companies and holding companies for insurance companies, which in each case were direct and indirect wholly owned subsidiaries of the parent company); Zenkyoren Asset Mgmt. of America Inc., SEC Staff No-Action Letter (Jun. 30, 2011) (Staff granted no-action relief from Advisers Act registration to investment adviser that was a wholly owned subsidiary of its parent company and provided investment advisory services solely to four funds in which the parent company was the sole investor); Lockheed Martin Investment Mgmt. Co., SEC Staff No-Action Letter (Jun. 5, 2006) (Staff granted no-action relief permitting investment adviser to withdraw its Advisers Act registration where investment adviser was a wholly owned subsidiary of parent company and provided investment advisory services solely to various employee benefit plans and trusts of parent company and certain of parent company’s affiliates); CSX Financial Management, Inc., File No. 803434, Release Nos. IA-1805 (Jun. 23, 1999) (notice) and IA-1808 (Jul. 20, 1999) (order) (SEC granted order under Advisers Act Section 202(a)(11)(F) (now Section 202(a)(11)(H)) declaring investment adviser to be a person not within the intent of Advisers Act Section 202(a)(11) where investment adviser was a wholly owned subsidiary of its parent company and existed solely to provide investment advisory services to its parent company and certain of its parent company’s subsidiaries).

Based on the foregoing, the Registrant believes that neither it nor the Internal Manager will be in the business of “advising others,” and thus neither intends to register as an investment adviser under the Advisers Act.

As discussed in more detail on pages 185 and 195 of the Registration Statement, after completion of the Business Combination, the Registrant expects to form the Private REIT Manager, as a wholly owned subsidiary, to serve as manager of the to-be-formed Private REIT.  The Private REIT will seek to raise capital by offering its equity interests on a private placement basis to qualifying third-party investors.  If the Private REIT is a “securities portfolio,”8 including because it is a “private fund,”9 then the Private REIT Manager intends to include the gross assets of the Private REIT as assets under management10 for purposes of determining whether Section 203(a) of the Advisers Act would require the Private REIT Manager to register as an investment adviser.

Following the expected future launch of the Private REIT, the Registrant intends to monitor the Private REIT Manager’s obligation to register as an investment adviser under Section 203(a) of the Advisers Act, along with any applicable exemptions, and the Private REIT Manager will register as an investment adviser should it become necessary.

3.
We note your disclosure regarding the Warrant Payment, including the Early Consent Fee and the Later Consent Fee, that Broadmark Realty will pay.  Please tell us how you determined the amount of such fees and the source of the funds that Broadmark intends to use to pay such fees.  With a view toward disclosure, please also more specifically explain to us the mechanics of this process.  For example, without limitation, please clarify (i) how investors will know, at the time they provide consent, the fee to which they will be entitled, (ii) how you will determine the fees if more than 65% of the consents are received on the same day, and (iii) if investors can revoke their consent.

Response: In response to the Staff’s comment, the Registrant respectfully informs the Staff that the amount of the Warrant Payment, including the Early Consent Fee and the Later Consent Fee, was determined by Trinity, following consultation with the Company Group and the financial advisors to Trinity and the Company Group and after giving consideration to warrant amendment transactions engaged in by other special purpose acquisition companies.  The Warrant Payment reflected an amount of consent fees that the Registrant, following consultation with its financial advisors, at the time of the filing of the Registration Statement, believed would be adequate to achieve the necessary consents to meet the required approval threshold.

[8]	As determined in accordance with Instruction 5.b. of the General Instructions for Part 1A of Form ADV.
[9]	As defined in Advisers Act Section 202(a)(29). This could occur if, for example, the Private REIT fails the 40% Test and is unable to rely on Section 3(c)(5)(C) of the Investment Company Act.
[10]	Referred to as “regulatory assets under management” in Form ADV.

The Registrant respectfully advises the Staff that, as noted above, the Amended Registration Statement has been revised to reflect an updated proposal with respect to the contemplated amendment of the warrants of Trinity, and the Amended Registration Statement now contemplates that the amendment to the warrants will be effected at a meeting of warrant holders, rather than pursuant to a consent solicitation.  We refer you to the discussion of the revised warrant amendment proposal under the caption “Special Meeting of Trinity Warrant Holders” and elsewhere in the Amended Registration Statement.

As discussed in the Amended Registration Statement under the section “The Warrant Amendment” and elsewhere in the Amended Registration Statement, the Registrant proposes to amend the anti-dilution provisions contained in Section 4.1.2 of Trinity’s warrant agreement relating to the payment of cash dividends, as provided in Annex H to the Amended Registration Statement.  The proposed amendment of the anti-dilution provisions is applicable to both the Trinity public warrants and the Trinity private placement warrants.  In addition, the Warrant Amendment provides that, upon the completion of the Business Combination, (i) each of the outstanding Trinity public warrants, which currently entitle the holder thereof to purchase one share of Trinity Class A common stock at an exercise price of $11.50 per share, will become exercisable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share) and (ii) each holder of a Trinity public warrant will receive, for each such warrant (in exchange for the amendment to the cash dividend anti-dilution provision and the reduction in the number of shares for which such Warrants are exercisable), a cash payment of $1.60 (the “Warrant Cash Payment”).

As disclosed in the Amended Registration Statement, the Warrant Amendment will not become effective unless and until the Mergers are completed.  The Warrant Payment will be paid to the holders of Trinity public warrants promptly following completion of the Mergers, with the Registrant’s funds.

Will Broadmark Realty obtain new financing ...?, page xx

4.
We note your disclosure on page 59 regarding obtaining additional financing for the business combination.  Please provide us with an analysis regarding why the concurrent PIPE offering should not be integrated into your current public offering.  In this regard, advise us of your relationship with the PIPE investors.  Refer to Securities Act Release No. 8828 and Securities Act Sections CDI 139.25.  Additionally, please file as an exhibit, documentation related to this transaction.  Prefer refer to Item 601(b)(10) of Regulation S-K.

Response:  In accordance with the interpretive guidance provided by the Commission in Securities Act Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “C&DI”), the Registrant believes that the private placement of the Registrant’s shares with entities affiliated with Farallon Capital Management LLC (“Farallon”) referred to in the Registration Statement (the “PIPE Investment”) should not be integrated into the Registrant’s current public offering pursuant to the Registration Statement, which is being made to existing security holders of the Company Group and Trinity in connection with the business combination transaction, based on the analysis below.

The Release states that, while the filing of a registration statement is generally viewed as a general solicitation of investors, such a filing “does not, per se, eliminate a company’s ability to conduct a concurrent private offering whether it is commenced before or after the filing of the registration statement.”  Rather, whether the filing of a registration statement constitutes a general solicitation should be evaluated based on “whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4[(a)](2) exemption.”  The Release further states: “… if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[(a)](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[(a)](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The subscription agreement relating to the PIPE Investment was entered into prior to the filing of the Registration Statement and resulted from a private offering process conducted by the Registrant and its placement agent (the “PIPE offering”).  The PIPE offering was not made by any means of general solicitation or general advertising.  The PIPE offering was offered on a confidential basis exclusively to a number of institutional accredited investors and qualified institutional buyers identified by and agreed upon by the placement agent, the Registrant, Trinity and the Trinity Sponsor.  Each of the investors contacted as part of the PIPE offering had a substantive, pre-existing relationship with the placement agent and/or the Registrant, Trinity, the Trinity Sponsor or their respective representatives (such investors, the “PIPE Investors”).  The PIPE offering process resulted in the PIPE Investment with Farallon.  Farallon, a large and well known institutional investor in the real estate sector and with whom both the Registrant’s placement agent and representatives of the Registrant, Trinity and the Trinity Sponsor had substantive pre-existing relationships, is a qualified institutional buyer (as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”)) or an accredited investor (as defined in Rule 501(a) under the Securities Act).  It is through the substantive, pre-existing relationships that Farallon became interested in the PIPE Investment.  The shares being purchased by Farallon will be “restricted securities” and will be subject to transfer restrictions under the Securities Act.

Based on the foregoing and consistent with the Release and the C&DI, the Registrant believes that the PIPE Offering is an exempt transaction under Section 4(a)(2) of the Securities Act on its own, and therefore should not be integrated with the Registrant’s public offering being made pursuant to the Registration Statement to existing security holders of the Company Group and Trinity in connection with the business combination.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that a copy of the Form of Subscription Agreement that was entered into by the Registrant with the PIPE Investors, was previously filed by Trinity as Exhibit 10.3 to the Registration Statement. In addition, the form of amendment to this agreement has been filed as Exhibit 10.7 to the Amended Registration Statement.

5.
We note, based on your disclosure on pages 79 to 80, that Farallon may cash settle their exercise of their option to purchase additional shares of common stock and that they would receive, instead of shares, a cash payment equal to the in the money portion of the shares.  Please revise your disclosure here to more specifically describe the mechanics of such settlement, explain the circumstances under which this may occur, and provide an example of how this may be calculated in an appropriate section.  Additionally, we note that you will pay the consent fee to Farallon in connection with these warrants, but in no event less than $.30 per warrant.  Please tell why this is not balanced proportionally between the $.15 and $.30 that you will pay to other holders of warrants depending on when they provide their consent.  Further, please disclosure the relationship between Farallon and the entities that are participating in the merger.

Response:  In response to the Staff’s comment, the Registrant has supplemented the disclosure on page 86 to further describe the mechanics of the settlement contemplated with Farallon, the circumstances under which such settlement may occur and to provide an example of how such settlement may be calculated.  The amount of the fee to be paid to Farallon in respect of the warrants to be acquired by it in connection with its PIPE Investment was a term negotiated by Farallon as part of the PIPE Investment.  With respect to the relationship between Farallon and the entities participating in the merger, the Registrant advises the Staff that Farallon is neither affiliated with, nor outside of the PIPE Investment, does it have any significant existing commercial or financial relationships with the Registrant, Trinity, the Trinity Sponsor or the Company Group.  As discussed above in response to comment number 4, Farallon, a large and well known institutional investor in the real estate sector with whom both the Registrant’s placement agent and representatives of the Registrant, Trinity and the Trinity Sponsor have substantive pre-existing relationships, was contacted as part of the PIPE offering process.  The pre-existing relationships that Farallon has with representatives of the Registrant, Trinity and the Trinity Sponsor include business relationships between Farallon and Mr. Steven Haggerty, a director of the Registrant, a representative of Trinity and the Trinity Sponsor and a managing partner of Trinity Investments, an affiliate of Trinity and the Trinity Sponsor, and with Mr. Daniel Hirsch, an outside consultant assisting Trinity in connection with the business combination.  Mr. Haggerty’s existing relationship with Farallon primarily stems from a prior significant investment by Farallon in Playa Hotels and Resorts, a publicly traded company for which Mr. Haggerty previously served as an outside director.  Mr. Hirsch is a former managing director and managing member of Farallon with respect to Farallon’s real estate business and serves as a director of Playa Hotels and Resorts as a designee of Farallon.  Mr. Hirsch also serves as an outside consultant to Farallon in connection with its investment in Playa Hotel and Resorts.

Summary, page 1

6.
Please revise to quantify all fees paid to third party advisors in connection with the proposed business combination and clarify whether any fees are contingent on the consummation of the business combination.

Response:  In response to the Staff’s comment, the Registrant has supplemented the disclosure on page 1 of the Amended Registration Statement to quantify the fees paid to third party advisors in connection with the proposed business combination, clarifying whether any fees were contingent on the consummation of the business combination.

7.	Please revise to provide a more detailed post-merger ownership structure, including any operating subsidiaries.

Response:  In response to the Staff’s comment, the Registrant has supplemented the disclosure on page 2 of the Amended Registration Statement to provide a more detailed post-merger ownership structure.

Summary Historical Financial and Other Data of the Company Group

BRELF III, page 13

8.
We note that BRELF III, LLC’s statement of operations summary table does not include provision for income taxes consistent with the statement of operations included in the respective audited financial statements for the period from January 24, 2018 through December 31, 2018.  Please reconcile this difference.

Response:  In response to the Staff’s comment, the Registrant has revised and supplemented the disclosure in the sections “Summary Historical Financial and Other Data of the Company Group” and “Selected Historical Financial and Other Data of the Company Group” in the Amended Registration Statement to include the provision for income taxes for BRELF III, LLC, consistent with its audited financial statements for the period from January 24, 2018 through December 31, 2018.

The Business Combination, page 62

9.
We note that Trinity did not obtain a fairness opinion regarding the acquisition of the Broadmark entities.  Please revise your disclosure in this section to explain in detail how the Trinity board determined that the Business Combination and the transactions contemplated thereby, including the compensation to be paid to acquire the Broadmark entities, is fair and in the best interests of Trinity and its stockholders.  In addition, please revise your risk factor on page 22 to more specifically describe the risks of not obtaining a fairness opinion.

Response: In response to the Staff’s comment, the Registrant has supplemented the disclosure starting on page 62.  In addition, the Registrant has revised its risk factor on page 25 to more specifically describe the risks of not obtaining a fairness opinion.

10.
We note your disclosure beginning on page 62.  Please revise your disclosure to describe more specifically the other strategic transactions considered by Trinity and also disclose why each of the parties did not pursue other options.

Response: In response to the Staff’s comment, the Registrant has supplemented the disclosure on page 62 of the Amended Registration Statement, describing other transactions considered by Trinity and the considerations taken by the Registrant’s management in evaluating such other options.

11.
We note your disclosure on page 77 regarding the potential purchases of Trinity securities.  Please disclose the maximum amount of shares, if any, that the Trinity Sponsor and/or other insiders or affiliates may purchase from stockholders who would have otherwise elected to redeem their shares.  In addition, please disclose the potential purchases of public shares in your Q&A section.

Response:  The Registrant respectfully informs the Staff that there is no maximum amount of shares, if any, that the Trinity Sponsor and/or other insiders or affiliates may purchase from stockholders who would have otherwise elected to redeem their shares, if the Trinity Sponsor or any other insider or affiliate would otherwise wish to purchase.  To date, there have been no purchases by the Trinity Sponsor or any other insider or affiliate, to the knowledge of the Trinity Sponsor, Trinity and the Registrant.  The Trinity Sponsor and any other insider and affiliate are subject to the legal constraints already disclosed in the Registration Statement under “The Business Combination—Potential Purchases of Trinity Securities.”  In addition, the Registrant respectfully informs the Staff that, in response to the Staff’s comments, the Registrant has supplemented the disclosure in this section and added disclosure to the Q&A section of the Amended Registration Statement relating to potential purchases of public shares by the Trinity Sponsor and/or other insiders or affiliates.

Accounting Treatment of the Business Combination, page 79

12.
We note that you have been determined MgCo I to be the accounting acquirer in the Business Combination.  Please explain to us in detail the facts and circumstances considered in arriving at your conclusion.  Your response should address the factors to be considered outlined within paragraphs 805-10-55-10 to 15 of the FASB Accounting Standards Codification.

Response:  In response to the Staff’s comment, the Registrant respectfully informs the Staff that, in reassessing the determination of the accounting acquirer in the Business Combination, the Registrant has determined that BRELF II is the appropriate accounting acquirer.  On this basis, the Registrant has updated the pro-forma financial information, related notes, as well as discussion surrounding the resulting accounting treatment. After determining that the entities in the business combination are not under common control (see the Registrant’s response to comment no. 13) the Registrant looked to the guidance in ASC 805-10-55-10 through 15 to determine which of the combining entities is the accounting acquirer utilizing in part the information summarized in the tables that follow.

Identifying the Accounting Acquirer.

In identifying the accounting acquirer, the Registrant considered the guidance in ASC 805-10-55-10 through 15 as summarized in the below table and concluded that BRELF II is the most appropriate accounting acquirer. While Trinity is the legal acquirer and is the sole entity transferring cash consideration in the transaction, the Registrant believes that the factors in the above sections of the codification should be considered and weighed more heavily in identifying the accounting acquirer because of the significance of the equity consideration that will be issued in the transaction. The Registrant’s considerations are further discussed below.

#	Consideration	Trinity Merger Corp	PBRELF I	BRELF II	BRELF III	BRELF IV	MgCo I	MgCo II	MgCo III	MgCo IV	Comments
1	Entity issuing shares	X									Trinity’s affiliate Broadmark Realty is paying predominately equity as part of the Business Combination.
2	Relative voting rights			X							The Registrant determined that members of BRELF II will hold the largest voting interest in Broadmark Realty as discussed in the ownership table below.
3	Large minority interest
A large minority interest (i.e., > 10%) will not be held by entities that are parties to the Business Combination. The ownership interests will be widely disbursed among many individual investors (other than the Pipe Investor who will own between 5.7% and 6.2% of Broadmark Realty depending upon the level of redemptions).

4	Board composition
The Board of Directors of the combined entity will be comprised of two members selected by the Companies, two members selected by the Trinity Sponsor, and three independent members. Therefore, no combining entity will obtain board control of Broadmark Realty.

5	Senior management
Senior management among the Company Group entities is comprised of common owners and a different individual managing partner for each Management Company and its respective Company.

No Trinity representatives will comprise management of the combined business combination.

6	Equity interest terms										Before the transaction the Company Group is not a public entity, therefore, the Registrant concluded that the payment of a premium was not a determinative factor.
7	Size of combining entity			X							BRELF II is the largest entity of the Company Group across all relevant metrics, including based on its Company Preferred AUM

Relative Voting Rights (ASC 805-10-55-12 (a)):

In assessing which of the entities party to the Business Combination will have the largest voting rights of Broadmark Realty after the Business Combination, the Registrant determined that the members of BRELF II will have the greatest percentage of voting rights due to the size of the BRELF II’s Company Preferred AUM which will determine the number of Broadmark Realty shares issued to its members.

In addition to examining the June 30, 2019 Company Preferred AUM, the Registrant looked at the potential changes to the voting rights of the Company Group as a result of changes to Preferred AUM in the Companies since June 30, 2019 given Company Preferred AUM is the basis for calculating the equity consideration to be received by members of each Company. Changes to Company Preferred AUM could arise due to redemptions, reinvested capital, and other matters. See the table below for the expected equity consideration and its accompanying voting rights for the respective Companies. Registrant also considered the impact of the $125 million maximum redemption contemplated in the Registrants unaudited pro forma financial statement.

Pro-Forma Post Business Combination Ownership Table as of June 30, 201911

			A (see footnote 11)		A & B (see footnote 11)
	Pro Forma at of June 30, 2019 (No Trinity Redemptions)		Pro Forma at June 30, 2019 As Adjusted (No Trinity Redemptions)		Pro Forma at June 30, 2019 As Adjusted ($125 million Trinity Redemptions)
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Trinity Class A common stock	34,500,000	25.5%	34,500,000	24.2%	22,561,127	17.3%
Trinity Class B common stock	4,823,640	3.6%	4,823,640	3.4%	4,823,640	3.7%
PBRELF I	38,051,576	28.1%	41,278,293	29.0%	41,278,293	31.7%
BRELF II	42,292,264	31.3%	45,748,499	32.1%	45,748,499	35.1%
BRELF III	1,805,158	1.3%	2,135,570	1.5%	2,135,570	1.6%
BRELF IV	229,226	0.2%	308,358	0.2%	308,358	0.2%
MgCo I	2,982,466	2.2%	2,982,466	2.1%	2,982,466	2.3%
MgCo II	3,046,108	2.3%	3,046,108	2.1%	3,046,108	2.3%
MgCo III	112,316	0.1%	112,316	0.1%	112,316	0.1%
MgCo IV	4,097	0.0%	4,097	0.0%	4,097	0.0%
Farallon entities (PIPE Investor)	7,163,324	5.3%	7,163,324	5.0%	7,163,324	5.5%
Broadmark Group Incentive Stock Grant	238,777	0.2%	238,777	0.2%	238,777	0.2%

Large Minority Voting Interest (ASC 805-10-55-12 (b)):

Following the Business Combination, there will not be a single owner or group of owners who will hold a large minority voting interest. As a result, the Registrant concluded that this criterion is not relevant for purposes of identifying an accounting acquirer.

Board Composition (ASC 805-10-55-12 (c)):

Following the Business Combination, the initial board of directors of Broadmark Realty will be composed of two persons selected by the Companies, two persons selected by the Trinity Sponsor, and three independent directors. A majority of the board of directors of Broadmark Realty will appoint the three independent directors, which directors shall be mutually agreed upon by the Trinity Sponsor and the Companies. If any vacancies in the board of directors arise, a majority of the remaining board members will appoint a replacement. Going forward, the board of directors will be elected annually by the shareholders of Broadmark Realty. As a result, no owners of any combining entity will have the ability to control the board of directors or elect, appoint, or remove the governing body of the combined entity and therefore this criterion is not relevant for purposes of identifying an accounting acquirer.

Senior Management (ASC 805-10-55-12 (b)):

Broadmark Realty will be managed by the senior management of the Company Group. The Company Group’s senior management is composed of a common group of senior management that manages either directly (in the case of the Management Companies), or indirectly (in the case of the Companies) the Management Companies and the Companies, and each Management Company has a different managing partner who manages each Management Company and its respective Company. Each managing partner, Bryan Graf, Tom Gunnison, Jordan Siao, and Brian Dubin, will continue to focus on loan origination in their specific geographies for Broadmark Reality post Business Combination.

11 Pro forma as adjusted reflects (A) Changes to the Preferred Company as a result of member issuances, member redemptions, and reinvestments that occurred or are likely to occur after June 30, 2019 and (B) The $125 million of Trinity redemptions which is derived in the pro forma financials as a result from the $100 million minimum amount of Cash Proceeds (as defined in the Merger Agreement) and further expanded upon in the footnotes to the Summary Pro Forma Financial Information.

Terms of Exchange of Equity Interest (ASC 805-10-55-12 (e)):

The Company Group is not a public entity, as such, the Registrant concluded that the payment of a premium was not a determining factor in designating the accounting acquirer. The Registrant determined that in the Business Combination, the voting rights and size were a more determinative factor to identifying the accounting acquirer.

Relative Size (ASC 805-10-55-13):

The Registrant compared the relative sizes of each of the entities by comparing the entities’ total assets for the period derived from the entities Balance Sheets ended June 30, 2019 as well the entities’ total revenue and net income derived from the entities’ Statement of Operations for the six months ending June 30, 2019. BRELF II is the largest entity in terms of revenues, income, and assets, which supports the conclusion that BRELF II is the accounting acquirer. As indicated in the section under Relative Voting Rights, the Company Preferred AUM of BRELF II has grown more than the Company Preferred AUM of the other Companies in the months subsequent to June 30, 2019. As a result, the total assets of BRELF II have also grown in relative size.

Selected Financial Information Presented Below

For the six months ended June 30, 2019 (in $ thousands)
Entity	Trinity	PBRELF I	BRELF II	BRELF III	BRELF IV	MgCo I	MgCo II	MgCo III	MgCo IV
Assets	$359,151	$423,721	$466,886	$21,310	$2,549	$3,526	$3,932	$66	$14
Revenue	$4,261	$22,766	$24,690	$1,015	$35	$9,514	$12,580	$509	$53
Earnings	$1,400	$21,448	$24,848	$932	$35	$5,898	$8,118	$15	-$301
Company Preferred AUM	-	$398,437	$442,814	$8,857	$2,430	-	-	-	-

In summary, on the basis of the Registrant’s evaluation of the factors in 805-10-5-10 through 805-10-55-1,5 the Registrant concluded that BRELF II is the accounting acquirer because its members will have the largest voting interest in the combined entity and it is the largest of the entities being combined across all relevant metrics.

In accordance with the Registrant’s conclusion, the Registrant has amended the Amended Registration Statement under the heading “Accounting Treatment of the Business Combination”, and the disclosure under the heading “Unaudited Pro Forma Condensed Combined Financial Information” to reflect BRELF II as the accounting acquirer.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

13.
We note from your disclosure that each Company and each Management Company is a separate legal entity that has its own equity members.  Please clarify whether or not any of the entities involved in the Business Combination are entities under common control.

Response:  The Registrant respectfully advises the Staff that it has concluded that none of the entities involved in the Business Combination are under common control pursuant to the guidance included in ASC Topic 810, and interpretative guidance related to contemporaneous written agreements of individuals or entities to vote their interests in concert and close family relationships. In reaching this conclusion, the Registrant gave consideration to:

(i)	whether the Management Companies control the Companies;

(ii)	whether the Management Companies themselves are under common control of the same individual, group of individuals or entities; and

(iii)	whether the Companies themselves are under the control of the same individual, group of individuals or entities.

Management Companies by Economic Rights (Class A & P Unitholders; Class P Units represent profits interest without voting rights)

Entity	Broadmark Holdings, LLC (Joseph Schocken)	Pyatt Lending Company LLC (Jeffrey Pyatt)	Adam Fountain	Joanne Van Sickle	Tom Gunnison	Bryan Graf	Jordan Siao	Brian Dubin	Total
MgCo I	37.5%	37.5%	10.0%	5.0%		10.0%			100.0%
MgCo II	29.75%	29.75%	12.75%	12.75%	15.0%				100.0%
MgCo III	32.0%	32.0%	16.0%	5.0%			15.0%		100.0%
MgCo IV	32.0%	32.0%	16.0%	5.0%				15.0%	100.0%

Management Companies by Voting Rights (Class A Unitholders)

Entity	Broadmark Holdings, LLC (Joseph Schocken)	Pyatt Lending Company LLC (Jeffrey Pyatt)	Adam Fountain	Joanne Van Sickle	Tom Gunnison	Bryan Graf	Jordan Siao	Brian Dubin	Total
MgCo I	44.1%	44.1%	5.9%	5.9%					100.0%
MgCo II	29.75%	29.75%	12.75%	12.75%	15.0%				100.0%
MgCo III	32.0%	32.0%	16.0%	5.0%			15.0%		100.0%
MgCo IV	32.0%	32.0%	16.0%	5.0%				15.0%	100.0%

Management Company Control of the Companies

As the Management Companies have a variable interest in the Companies based on the management fee structure in place in each of the Companies Operating Agreements, the Registrant evaluated whether the Companies are controlled by the Management Companies as follows:

In considering whether or not any of the entities involved in the transaction were Variable Interest Entities (“VIEs”), the Registrant examined ASC 810-10-15-14 and determined that none of the Companies were VIEs for the following reasons:

(i)	Equity Investment Risk: Each of the Companies is well capitalized to originate and finance whole loan mortgages.

(ii)
Controlling Financial Interest: The Companies’ equity holders have the power through voting rights or other similar rights, to direct the activities of the Companies that most significantly impact their economic performance.  While the members of each Company have delegated the day to day decision making of the Companies to their respective Management Companies, power to direct the activities that most significantly impact the economic performance of each Company rests with their respective members, as follows:

(a)	Each Company’s members have the ability to replace the board of directors of that Company.

(b)
The members of each Company have delegated the day to day decision making of the Companies to their respective managers; however, each Company’s members can remove the manager of the Company by a vote of its members.  The Registrant also assessed whether removal of the manager by the members is feasible, and the Registrant determined that the operating agreements of each Company provide members with rights to obtain the necessary information to organize and take action to remove the manager.

Additionally, each Company’s members have an economic right to residual returns and the obligation to absorb losses.

(iii)
Disproportionate Voting Rights: Each of the Companies’ members have voting rights proportional to their economic interest in the Companies as contractually defined in the Companies Operating Agreements.

For the reasons described above, the Registrant concluded that the Companies are not VIEs, but are voting interest entities. Under the Voting Interest Entity Model, it was determined that the Management Companies do not have a controlling financial interest in the Companies, as the voting rights of each Companies is held by their respective members.

Management Companies Under Control of the Same Individual, Group of Individuals or Entities

While the Registrant noted that some of the entities in the Business Combination have common ownership, in particular the Management Companies (see Management Companies by Voting Rights chart above). The Registrant determined that these entities were not under common control for the following reasons:

(i)
No individual or entity, inclusive of any immediate family members and related parties, owns more than 50% of voting ownership interest of each entity, nor has more than a 50% vote on the board. Each of the Management Companies is managed by their board of managers, Jeffrey Pyatt and Joseph Schocken, as appointed by the members of each of the Management Companies, none of whom own a controlling (>50%) voting interest in any of the entities. While the members of the Management Companies have the ability to remove Mr. Pyatt or Mr. Schocken as managers, no member can obtain a controlling vote on the board of managers. None of the board of managers or common owners of the Management Companies are immediate family members or related parties.

(ii)	No agreement is in place among the members of the Management Companies to vote in unison.

Companies Under Control of the Same Individual, Group of Individuals or Entities

Lastly, the Registrant evaluated whether any of the Companies in the Business Combination have common ownership. The Registrant determined that the Companies were not under common control for the following reasons:

(i)
No individual or entity, inclusive of any immediate family members and related parties, owns more than 50% of voting ownership interest of each entity, nor has more than a 50% vote on the board. Each of the Companies is comprised of widely disbursed investors, none of which have a controlling (> 50%) voting interest.

(ii)	No agreement is in place among the members of the Companies to vote in unison.

Based on the aforementioned analysis, the Registrant has concluded that no entity involved in the Business Combination is under common control.

Unaudited Pro Forma Condensed Combined Broadmark Realty Statement of Operations, page 146

14.
We note from the disclosure included in the notes to the consolidated financial statements of the Companies that loan origination fees or costs are not deferred, but rather recorded at the time of origination due to the short-term nature of the loans.  We also note from your disclosure on page 196 that the majority of fee income is comprised of loan origination fees.  Please tell us your consideration for including an adjustment to your unaudited pro forma condensed statement of operations to account for loan origination fees as prescribed under ASC 310-20.

Response:  The Registrant acknowledges the Staff’s comment and believes that its accounting policy surrounding loan origination fees and the related recognition of revenue is materially consistent with U.S. generally accepted accounting principles.  For this reason, and because the carrying value of the related loans approximates fair value, no adjustment to the pro forma financial information was determined to be necessary.

Note 2. Unaudited pro forma combined balance sheet adjustments, page 151

15.
Please reconcile total purchase price of $152.5 million disclosed in the purchase price allocation table included in footnote 2(c) to total consideration of $162.5 million to be paid for the Management Companies.  Additionally, explain how tangible book value of zero was determined for each of the management companies in the purchase price allocation table.

Response:  In response to the Staff’s comment, the Registrant has revised references to total consideration of $162.5 million to be paid for the Management Companies where they appear to instead reference $152.5 million as the total consideration that will be paid to the Management Companies.

Regarding tangible book value, there will be final distributions at closing from the Management Companies to their members. After these liquidating distributions, the Registrant expects that the Management Companies will have immaterial tangible net asset values, as each of the Management Companies requires very limited tangible assets to operate. The Registrant has modified footnote (2)(i) to reflect final distributions from the Management Companies to its members.

Business of the Company Group ..., page 177

16.
We note your disclosure on page 177 regarding past distributions paid by the Broadmark companies as well as your disclosure on page 186 regarding the weighted average all-in unlevered cash yield.  Please explain to us the basis for the distributions and yield amounts.  In addition, please clarify that there is no guarantee that these distributions and yield will continue to be paid.

Response:  In response to the Staff’s comments, the Registrant respectfully informs the Staff that the Company Group entities calculated their aggregate annual distributions of 10% to 11% or greater, set forth on page 198 of Registration Statement, by dividing the amount of distributions in the applicable period by the average of beginning members’ equity and ending members’ equity, in each case as reflected in the Statement of Changes in Members’ Equity included in the financial statements of the applicable Company.  Periods of less than one year have been annualized.  Attached hereto as Annex A are schedules setting forth the calculation of the aggregate annual distributions of each of the Company Group entities for each year in existence through June 30, 2019.  Distributions have been paid monthly, net of expenses and reserves, during this entire period.

The Company Group’s annualized weighted average all-in loan rate of 16.8% on an unlevered basis, set forth on page 198 of the Registration Statement, is calculated based on the sum of (a) the loan’s annualized origination fee, plus (b) the stated annual interest rate for each of the 264 active loans outstanding, in each case based on the weighted average face amount of the loans, as of June 30, 2019.  The loan’s annualized origination fee is calculated as the loan’s origination fee, as a percentage of its face value, divided by the number of months in the original term of the loan, with the results multiplied by 12.  The loan rate is unlevered because the Company Group entities have not used debt leverage to finance any loans, and as of June 30, 2019, the Company Group entities had no debt outstanding.  Attached hereto as Annex B please find a schedule setting forth the basis for the annualized all-in loan rate, shown separately for each active loan by each Company and on a consolidated basis for all of the Company Group, as of June 30, 2019.  In response to the Staff’s comments, the Registrant has supplemented the disclosure in the Amended Registration Statement to include related information on item (b) above and to add the above description with respect to the calculation of such rate.

In addition, in response to the Staff’s comments, the Registrant has revised the disclosure in the Amended Registration Statement to include a risk factor disclosing that there is no guarantee that these distributions and yield will continue to be paid by the Registrant.

* * * *

In the Pro Forma section of the Registration Statement, there was previously a statement indicating that all eight of the Company Group entities were the accounting predecessor.  After further consideration, the Registrant has decided to remove this sentence.  The Registrant is currently evaluating the most informative manner to present financial statements for periods prior to the completion of the transaction, once the transaction is completed.  The Registrant intends to discuss this matter with the Division of Corporation Finance’s Office of Chief Accountant in the near future.  This discussion does not have any impact on the future accounting or any information in this letter or in the Amended Registration Statement.

We hope that the foregoing is responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 351-2333 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Sean A. Hehir, Trinity Sub Inc.
Jeff Ziesman, Bryan Cave Leighton Paisner LLP
Amy Taylor Wilson, Bryan Cave Leighton Paisner LLP
C. Brendan Johnson, Bryan Cave Leighton Paisner LLP
Andrew S. Rodman, Bryan Cave Leighton Paisner LLP
Evan D’Amico, Gibson, Dunn & Crutcher LLP
Rodrigo Surcan, Gibson, Dunn & Crutcher LLP

Annex A

PBRELF I
(from Statement of Changes in Members' Equity)

	Six Months Ended June 30, 2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
Distributions	19,772,223	31,248,628	21,065,580	17,318,453	13,284,004	7,385,154	3,675,568	1,413,686	420,818	33,483

Beginning Members' equity	347,817,932	231,489,370	187,835,496	141,915,767	89,875,603	42,089,333	19,541,555	6,483,753	1,508,920	-
Ending Members' equity	399,795,648	347,817,932	231,489,370	187,835,496	141,915,767	89,875,603	42,089,333	19,541,555	6,483,753	1,508,920
Average Members' equity	373,806,790	289,653,651	209,662,433	164,875,632	115,895,685	65,982,468	30,815,444	13,012,654	3,996,337	754,460

% distributions	5.3%	10.8%	10.0%	10.5%	11.5%	11.2%	11.9%	10.9%	10.5%	4.4%

	6 months annualized									5 months annualized
	10.58%									10.65%

BRELF II
(from Statement of Changes in Members' Equity)

	Six Months ended June 30, 2019	2018	2017	2016	2015	2014
Distributions	21,839,097	26,367,151	11,330,431	4,974,113	1,513,503	166,427

Beginning Members' equity	323,688,236	150,339,923	63,076,500	23,962,244	4,617,957	-
Ending Members' equity	443,230,884	323,688,236	150,339,923	63,076,500	23,962,244	4,617,957
Average Members' equity	383,459,560	237,014,080	106,708,212	43,519,372	14,290,101	2,308,979

% distributions	5.7%	11.1%	10.6%	11.4%	10.6%	7.2%

	6 months annualized					8 months annualized
	11.39%					10.81%

BRELF III
(from Statement of Changes in Members' Equity)
	Six Months Ended June 30, 2019	2018
Distributions	832,892	576,322

Beginning Members' equity	11,360,643	-
Ending Members' equity	18,771,259	11,360,643
Average Members' equity	15,065,951	5,680,322

% distributions	5.5%	10.1%

	6 months annualized	11 months annualized
	11.06%	11.07%

BRELF IV
(from Statement of Changes in Members' Equity)
Three Months Ended June 30, 2019
Distributions	30,990

Beginning Members' equity	-
Ending Members' equity	2,431,281
Average Members' equity	1,215,641

% distributions	2.5%

3 months annualized
10.20%

Annex B

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
PBRELF I Active
1	2012-010	$714,889	12.0	5.0%	5.0%	13.0%	18.0%
2	2014-025	344,688	6.0	5.0%	10.0%	13.0%	23.0%
3	2015-024	1,314,102	6.0	3.0%	6.0%	12.5%	18.5%
4	2016-004	1,945,795	9.0	3.5%	4.7%	12.5%	17.2%
5	2016-026	2,754,700	9.0	3.5%	4.7%	12.0%	16.7%
6	2016-076	2,523,700	12.0	4.5%	4.5%	12.0%	16.5%
7	2016-099	1,800,345	12.0	4.5%	4.5%	12.0%	16.5%
8	2017-001	451,606	6.0	2.5%	5.0%	12.0%	17.0%
9	2017-014	806,000	9.0	3.4%	4.5%	12.0%	16.5%
10	2017-016	11,338,261	6.0	2.5%	5.0%	12.5%	17.5%
11	2017-019	3,603,218	12.0	2.3%	2.3%	11.5%	13.8%
12	2017-022	2,689,248	12.0	4.5%	4.5%	12.0%	16.5%
13	2017-034	2,757,605	12.0	4.5%	4.5%	12.0%	16.5%
14	2017-039	2,127,500	12.0	4.5%	4.5%	12.0%	16.5%
15	2017-045	2,195,314	6.0	3.0%	6.0%	12.5%	18.5%
16	2017-047	2,002,650	7.0	2.5%	4.3%	12.0%	16.3%
17	2017-048	178,696	12.0	4.5%	4.5%	12.0%	16.5%
18	2017-053	17,607,000	15.0	5.5%	4.4%	12.0%	16.4%
19	2017-056	3,063,450	8.0	3.0%	4.5%	10.0%	14.5%
20	2017-058	7,960,500	9.0	3.2%	4.3%	12.0%	16.3%
21	2017-059	1,186,250	12.0	4.0%	4.0%	12.0%	16.0%
22	2017-060	3,458,000	12.0	4.0%	4.0%	12.0%	16.0%
23	2017-061	617,500	10.0	4.5%	5.4%	12.0%	17.4%
24	2017-062	1,592,500	12.0	5.0%	5.0%	12.5%	17.5%
25	2017-064	14,172,915	3.0	3.0%	12.0%	12.0%	24.0%
26	2017-071	4,940,000	12.0	4.2%	4.2%	12.0%	16.2%
27	2017-073	20,615,603	12.0	4.0%	4.0%	12.0%	16.0%
28	2017-080	5,066,791	12.0	4.3%	4.3%	12.0%	16.3%
29	2017-082	2,466,174	12.0	3.6%	3.6%	12.5%	16.1%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
30	2017-085	3,153,110	6.0	2.5%	5.0%	12.0%	17.0%
31	2017-086	2,348,124	10.0	3.3%	4.0%	12.0%	16.0%
32	2017-087	4,865,036	12.0	4.3%	4.3%	12.0%	16.3%
33	2017-094	971,750	10.0	3.5%	4.2%	12.0%	16.2%
34	2017-095	1,920,957	12.0	4.5%	4.5%	12.0%	16.5%
35	2017-097	895,700	6.0	2.0%	4.0%	12.0%	16.0%
36	2018-002	1,065,716	6.0	2.5%	5.0%	12.0%	17.0%
37	2018-009	7,909,954	12.0	4.5%	4.5%	12.0%	16.5%
38	2018-015	2,175,000	9.0	3.2%	4.3%	12.0%	16.3%
39	2018-018	1,569,447	12.0	5.5%	5.5%	13.8%	19.3%
40	2018-021	2,275,000	6.0	2.0%	4.0%	12.0%	16.0%
41	2018-022	3,107,000	10.0	3.3%	4.0%	12.0%	16.0%
42	2018-023	845,000	8.0	2.7%	4.0%	12.0%	16.0%
43	2018-024	2,601,300	6.0	2.5%	5.0%	12.0%	17.0%
44	2018-027	4,771,000	8.0	4.0%	6.0%	12.0%	18.0%
45	2018-028	845,000	8.0	2.7%	4.0%	12.0%	16.0%
46	2018-033	8,372,000	12.0	4.2%	4.2%	12.0%	16.2%
47	2018-036	835,890	12.0	5.0%	5.0%	12.0%	17.0%
48	2018-037	6,300,000	12.0	4.2%	4.2%	12.0%	16.2%
49	2018-041	2,800,000	12.0	5.5%	5.5%	13.0%	18.5%
50	2018-042	5,616,000	9.0	3.2%	4.3%	12.0%	16.3%
51	2018-043	4,725,000	12.0	4.1%	4.1%	12.0%	16.1%
52	2018-047	1,478,000	12.0	4.0%	4.0%	12.0%	16.0%
53	2018-048	377,793	6.0	2.5%	5.0%	12.0%	17.0%
54	2018-049	4,974,850	15.0	5.2%	4.2%	12.0%	16.2%
55	2018-050	21,600,000	15.0	5.2%	4.1%	12.0%	16.1%
56	2018-052	1,700,000	12.0	4.0%	4.0%	12.0%	16.0%
57	2018-054	264,394	6.0	2.3%	4.5%	12.0%	16.5%
58	2018-055	17,962,201	6.0	2.5%	5.0%	12.0%	17.0%
59	2018-056	346,829	9.0	3.1%	4.1%	12.0%	16.1%
60	2018-058	845,000	9.0	3.0%	4.0%	12.0%	16.0%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
61	2018-059	600,000	12.0	4.5%	4.5%	12.0%	16.5%
62	2018-060	650,000	12.0	4.0%	4.0%	12.0%	16.0%
63	2018-061	813,960	12.0	4.2%	4.2%	12.0%	16.2%
64	2018-062	4,015,000	10.0	4.0%	4.8%	12.0%	16.8%
65	2018-063	1,375,000	18.0	6.3%	4.2%	12.0%	16.2%
66	2018-064	19,150,000	6.0	2.5%	5.0%	12.0%	17.0%
67	2018-065	2,795,000	12.0	4.5%	4.5%	12.0%	16.5%
68	2018-066	1,264,614	10.0	3.3%	4.0%	12.0%	16.0%
69	2018-067	23,150,000	12.0	4.5%	4.5%	12.0%	16.5%
70	2018-071	2,250,000	10.0	3.3%	4.0%	12.0%	16.0%
71	2018-073	3,118,000	6.0	2.5%	5.0%	12.0%	17.0%
72	2018-078	17,500,000	12.0	4.5%	4.5%	12.0%	16.5%
73	2018-080	1,110,000	10.0	3.3%	4.0%	12.0%	16.0%
74	2018-082	4,370,100	9.0	3.4%	4.5%	12.0%	16.5%
75	2018-083	900,000	12.0	4.5%	4.5%	12.0%	16.5%
76	2018-085	8,008,000	15.0	6.3%	5.0%	12.0%	17.0%
77	2018-086	13,000,000	15.0	5.0%	4.0%	12.0%	16.0%
78	2018-087	3,435,000	12.0	5.5%	5.5%	13.0%	18.5%
79	2018-088	910,000	8.0	2.9%	4.4%	12.0%	16.4%
80	2018-089	4,335,340	6.0	2.3%	4.5%	12.0%	16.5%
81	2018-090	8,872,500	6.0	2.3%	4.5%	12.0%	16.5%
82	2018-091	3,380,000	12.0	4.3%	4.3%	12.0%	16.3%
83	2018-093	2,518,750	6.0	2.0%	4.0%	12.0%	16.0%
84	2018-095	182,181	6.0	2.5%	5.0%	12.0%	17.0%
85	2019-001	656,500	6.0	2.5%	5.0%	12.0%	17.0%
86	2019-003	1,072,500	6.0	2.3%	4.5%	12.0%	16.5%
87	2019-004	4,150,000	12.0	4.4%	4.4%	12.0%	16.4%
88	2019-006	533,000	9.0	3.2%	4.2%	12.0%	16.2%
89	2019-007	234,000	6.0	2.3%	4.5%	12.0%	16.5%
90	2019-008	234,000	6.0	2.3%	4.5%	12.0%	16.5%
91	2019-009	1,365,500	12.0	4.2%	4.2%	12.0%	16.2%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
92	2019-010	15,820,000	12.0	4.4%	4.4%	12.0%	16.4%
93	2019-011	774,077	12.0	4.5%	4.5%	12.0%	16.5%
94	2019-012	1,248,000	6.0	2.5%	5.0%	12.0%	17.0%
95	2019-013	317,185	3.0	1.2%	4.7%	12.0%	16.7%
96	2019-014	4,345,000	9.0	3.2%	4.3%	12.0%	16.3%
97	2019-015	7,600,000	9.0	4.0%	5.3%	12.3%	17.6%
98	2019-016	1,170,000	9.0	3.3%	4.3%	12.0%	16.3%
99	2019-017	1,100,000	12.0	4.3%	4.3%	12.0%	16.3%
100	2019-018	335,000	12.0	5.0%	5.0%	13.0%	18.0%
101	2019-019	1,135,000	9.0	3.2%	4.2%	12.0%	16.2%
102	2019-020	8,190,000	9.0	3.2%	4.3%	12.0%	16.3%
103	2019-021	1,775,000	6.0	2.3%	4.5%	12.0%	16.5%
104	2019-022	745,333	9.0	3.0%	4.0%	12.0%	16.0%
105	2019-024	470,000	6.0	3.0%	6.0%	12.0%	18.0%
106	2019-026	2,554,500	6.0	2.3%	4.5%	12.0%	16.5%
107	2019-027	1,719,250	12.0	4.0%	4.0%	12.0%	16.0%
108	2019-028	5,800,000	6.0	3.0%	6.0%	12.0%	18.0%
109	2019-029	2,171,000	12.0	4.5%	4.5%	12.0%	16.5%
110	2019-030	4,630,000	9.0	3.4%	4.5%	12.0%	16.5%
111	2019-031	3,542,500	6.0	2.5%	5.0%	12.0%	17.0%
112	2019-032	5,600,000	12.0	4.3%	4.3%	12.0%	16.3%
113	2019-034	7,800,000	9.0	3.3%	4.3%	12.0%	16.3%

	PBRELF I Active	$456,602,841	10.3	3.8%	4.7%	12.0%	16.8%

BRELF II Active
1	C2015-020	$189,750	12.0	5.0%	5.0%	12.5%	17.5%
2	C2015-049	800,000	9.0	3.5%	4.7%	12.5%	17.2%
3	C2016-008	5,440,000	4.0	2.0%	6.0%	12.3%	18.3%
4	C2016-009	4,025,951	12.0	4.0%	4.0%	12.3%	16.3%
5	C2016-041	5,425,533	12.0	4.3%	4.3%	12.0%	16.3%
6	C2016-046	2,090,184	9.0	3.3%	4.3%	12.3%	16.6%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
7	C2016-049	4,458,939	12.0	4.5%	4.5%	12.3%	16.8%
8	C2016-050	8,957,375	9.0	3.0%	4.0%	12.0%	16.0%
9	C2016-063	3,101,794	12.0	4.0%	4.0%	12.0%	16.0%
10	C2017-009	2,044,124	12.0	3.0%	3.0%	12.0%	15.0%
11	C2017-018	2,469,849	4.0	2.0%	6.0%	12.0%	18.0%
12	C2017-019	1,558,465	3.0	1.5%	6.0%	12.0%	18.0%
13	C2017-021	213,477	9.0	3.5%	4.7%	12.0%	16.7%
14	C2017-024	6,300,000	4.0	2.0%	6.0%	12.0%	18.0%
15	C2017-025	1,257,829	9.0	3.7%	4.9%	12.3%	17.1%
16	C2017-043	7,161,967	10.0	3.5%	4.2%	12.0%	16.2%
17	C2017-045	1,845,659	12.0	4.7%	4.7%	12.0%	16.7%
18	C2017-048	5,021,014	4.0	1.7%	5.0%	12.0%	17.0%
19	C2017-051	2,075,000	12.0	4.5%	4.5%	12.0%	16.5%
20	C2017-057	1,580,000	9.0	3.7%	4.9%	12.0%	16.9%
21	C2017-062	1,975,000	15.0	5.5%	4.4%	12.0%	16.4%
22	C2017-065	7,573,000	9.0	3.0%	4.0%	12.0%	16.0%
23	C2017-066	18,760,000	8.0	3.0%	4.5%	12.0%	16.5%
24	C2017-067	4,020,981	12.0	4.5%	4.5%	12.0%	16.5%
25	C2017-069	2,450,000	12.0	4.5%	4.5%	12.0%	16.5%
26	C2017-071	891,164	12.0	4.0%	4.0%	12.0%	16.0%
27	C2017-079	4,812,850	12.0	4.5%	4.5%	12.0%	16.5%
28	C2017-081	7,541,554	10.0	3.3%	3.9%	12.0%	15.9%
29	C2017-082	471,678	8.0	3.3%	4.9%	12.0%	16.9%
30	C2017-083	677,360	10.0	3.5%	4.2%	12.0%	16.2%
31	C2017-086	462,300	12.0	4.5%	4.5%	12.0%	16.5%
32	C2017-087	2,869,450	12.0	5.0%	5.0%	12.0%	17.0%
33	C2017-090	22,700,000	13.0	4.3%	3.9%	12.0%	15.9%
34	C2018-001	3,050,200	12.0	2.5%	2.5%	12.0%	14.5%
35	C2018-003	2,161,536	11.0	3.5%	3.8%	12.0%	15.8%
36	C2018-007	4,602,000	12.0	4.5%	4.5%	12.0%	16.5%
37	C2018-008	1,270,738	9.0	4.8%	6.3%	12.0%	18.3%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
38	C2018-009	1,305,084	9.0	4.8%	6.3%	12.0%	18.3%
39	C2018-012	3,182,000	6.0	2.5%	5.0%	12.0%	17.0%
40	C2018-013	5,500,000	6.0	2.5%	5.0%	12.0%	17.0%
41	C2018-014	2,808,000	7.0	3.0%	5.1%	12.0%	17.1%
42	C2018-015	1,852,500	6.0	2.5%	5.0%	12.0%	17.0%
43	C2018-019	1,901,554	10.0	3.5%	4.2%	12.0%	16.2%
44	C2018-020	3,540,000	12.0	4.5%	4.5%	12.0%	16.5%
45	C2018-026	3,064,000	9.0	4.3%	5.7%	12.3%	17.9%
46	C2018-027	1,850,644	6.0	2.3%	4.5%	12.0%	16.5%
47	C2018-028	3,781,278	12.0	5.0%	5.0%	12.0%	17.0%
48	C2018-030	11,945,140	12.0	4.4%	4.4%	12.0%	16.4%
49	C2018-032	2,403,403	9.0	4.5%	6.0%	12.0%	18.0%
50	C2018-035	19,872,215	15.0	5.5%	4.4%	12.0%	16.4%
51	C2018-037	16,240,550	6.0	2.3%	4.5%	12.0%	16.5%
52	C2018-038	11,925,000	12.0	4.5%	4.5%	12.0%	16.5%
53	C2018-040	9,366,078	12.0	4.5%	4.5%	12.0%	16.5%
54	C2018-041	3,203,500	8.0	2.0%	3.0%	12.0%	15.0%
55	C2018-042	617,500	6.0	2.0%	4.0%	12.0%	16.0%
56	C2018-043	19,927,000	12.0	4.5%	4.5%	12.0%	16.5%
57	C2018-044	7,149,929	9.0	4.0%	5.3%	12.0%	17.3%
58	C2018-045	1,720,000	9.0	4.3%	5.7%	12.0%	17.7%
59	C2018-047	8,686,663	11.0	4.0%	4.4%	12.0%	16.4%
60	C2018-048	533,941	10.0	3.5%	4.2%	12.0%	16.2%
61	C2018-051	17,010,000	9.0	4.0%	5.3%	12.0%	17.3%
62	C2018-052	11,284,000	14.0	4.5%	3.9%	12.0%	15.9%
63	C2018-053	2,408,000	10.0	3.5%	4.2%	12.0%	16.2%
64	C2018-054	962,932	12.0	4.5%	4.5%	12.0%	16.5%
65	C2018-055	430,208	9.0	4.0%	5.3%	12.0%	17.3%
66	C2018-056	10,400,000	9.0	4.0%	5.3%	12.0%	17.3%
67	C2018-058	4,370,140	10.0	3.5%	4.2%	12.0%	16.2%
68	C2018-059	4,935,000	2.0	0.5%	3.0%	12.0%	15.0%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
69	C2018-060	2,121,000	1.0	0.3%	3.0%	12.0%	15.0%
70	C2018-061	1,234,165	10.0	3.5%	4.2%	12.0%	16.2%
71	C2018-062	493,921	8.0	3.0%	4.5%	12.0%	16.5%
72	C2018-063	1,150,500	3.0	1.5%	6.0%	12.0%	18.0%
73	C2018-064	1,457,906	10.0	3.3%	3.9%	12.0%	15.9%
74	C2018-065	2,097,570	6.0	2.5%	5.0%	12.0%	17.0%
75	C2018-066	2,300,363	9.0	3.5%	4.7%	12.0%	16.7%
76	C2018-068	6,065,000	6.0	2.5%	5.0%	12.0%	17.0%
77	C2018-069	1,083,960	6.0	3.0%	6.0%	12.0%	18.0%
78	C2018-070	25,050,000	6.0	2.5%	5.0%	12.0%	17.0%
79	C2018-072	8,975,000	18.0	6.0%	4.0%	12.0%	16.0%
80	C2018-073	7,598,396	15.0	6.0%	4.8%	12.0%	16.8%
81	C2018-074	4,789,457	12.0	6.0%	6.0%	12.0%	18.0%
82	C2018-077	12,961,283	12.0	5.5%	5.5%	12.0%	17.5%
83	C2018-079	2,275,883	11.0	4.0%	4.4%	12.0%	16.4%
84	C2018-080	11,216,711	6.0	4.0%	8.0%	12.0%	20.0%
85	C2018-081	9,500,000	18.0	6.0%	4.0%	12.0%	16.0%
86	C2019-002	4,870,410	9.0	5.0%	6.7%	12.0%	18.7%
87	C2019-003	1,522,105	6.0	5.0%	10.0%	12.0%	22.0%
88	C2019-004	6,587,863	6.0	3.3%	6.5%	12.0%	18.5%
89	C2019-005	1,690,000	2.0	0.7%	4.0%	12.0%	16.0%
90	C2019-006	2,225,000	9.0	3.3%	4.3%	12.0%	16.3%
91	C2019-007	11,760,657	15.0	6.0%	4.8%	12.0%	16.8%
92	C2019-008	1,180,000	9.0	3.3%	4.3%	12.0%	16.3%
93	C2019-009	400,000	6.0	2.5%	5.0%	12.0%	17.0%
94	C2019-011	19,578,610	12.0	4.5%	4.5%	12.0%	16.5%
95	C2019-013	5,240,883	6.0	3.0%	6.0%	12.0%	18.0%
96	C2019-014	11,114,286	12.0	5.5%	5.5%	12.0%	17.5%
97	C2019-015	450,128	6.0	2.3%	4.5%	12.0%	16.5%
98	C2019-016	1,761,500	9.0	3.5%	4.7%	12.0%	16.7%
99	C2019-017	3,454,556	9.0	3.5%	4.7%	12.0%	16.7%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
100	C2019-018	3,362,363	12.0	5.5%	5.5%	12.0%	17.5%
101	C2019-019	1,019,000	3.0	1.0%	4.0%	12.0%	16.0%
102	C2019-020	3,446,536	12.0	4.5%	4.5%	12.0%	16.5%
103	C2019-021	33,499,498	8.0	3.5%	5.3%	12.0%	17.3%
104	C2019-022	300,000	6.0	2.5%	5.0%	12.0%	17.0%
105	C2019-023	15,500,000	7.0	2.0%	3.4%	12.0%	15.4%
106	C2019-024	13,850,000	18.0	5.5%	3.7%	12.0%	15.7%
107	C2019-026	1,721,400	9.0	3.5%	4.7%	12.0%	16.7%
108	C2019-027	3,696,907	6.0	3.0%	6.0%	12.0%	18.0%

	BRELF II Active	$595,085,797	10.1	3.9%	4.7%	12.0%	16.7%

BRELF III Active
1	G2018-001	$700,000	12.0	4.5%	4.5%	12.5%	17.0%
2	G2018-002	605,989	4.0	2.0%	6.0%	12.0%	18.0%
3	G2018-003	513,000	6.0	2.5%	5.0%	12.0%	17.0%
4	G2018-004	526,617	6.0	2.5%	5.0%	12.0%	17.0%
5	G2018-008	451,374	6.0	2.5%	5.0%	12.0%	17.0%
6	G2018-010	147,555	6.0	2.5%	5.0%	12.0%	17.0%
7	G2018-011	218,000	9.0	3.5%	4.7%	12.0%	16.7%
8	G2018-012	218,000	9.0	3.5%	4.7%	12.0%	16.7%
9	G2018-013	198,000	9.0	3.5%	4.7%	12.0%	16.7%
10	G2018-014	266,417	9.0	3.5%	4.7%	12.0%	16.7%
11	G2018-015	1,540,000	4.0	1.8%	5.3%	12.0%	17.3%
12	G2018-016	269,750	8.0	3.3%	4.9%	12.0%	16.9%
13	G2018-017	403,000	7.0	2.9%	4.9%	12.0%	16.9%
14	G2018-018	409,894	7.0	2.9%	4.9%	12.0%	16.9%
15	G2018-019	357,500	6.0	2.5%	5.0%	12.0%	17.0%
16	G2018-020	357,500	6.0	2.5%	5.0%	12.0%	17.0%
17	G2018-021	355,396	6.0	2.5%	5.0%	12.0%	17.0%
18	G2018-022	391,570	6.0	2.5%	5.0%	12.0%	17.0%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
19	G2018-023	217,688	8.0	3.3%	4.9%	12.0%	16.9%
20	G2018-024	1,227,111	6.0	2.5%	5.0%	12.0%	17.0%
21	G2018-025	210,000	8.0	3.3%	4.9%	12.0%	16.9%
22	G2018-026	633,580	9.0	3.5%	4.7%	12.0%	16.7%
23	G2018-027	336,000	8.0	3.3%	4.9%	12.0%	16.9%
24	G2018-028	338,000	8.0	3.3%	4.9%	12.0%	16.9%
25	G2018-031	1,965,000	6.0	2.5%	5.0%	12.3%	17.3%
26	G2018-032	148,000	9.0	3.8%	5.0%	12.0%	17.0%
27	G2018-033	378,000	8.0	3.2%	4.7%	12.0%	16.7%
28	G2018-034	362,000	8.0	3.2%	4.7%	12.0%	16.7%
29	G2019-001	1,148,000	9.0	3.5%	4.7%	12.0%	16.7%
30	G2019-002	288,720	4.0	2.0%	6.0%	12.0%	18.0%
31	G2019-003	466,050	6.0	2.5%	5.0%	12.0%	17.0%
32	G2019-004	655,000	6.0	2.5%	5.0%	12.3%	17.3%
33	G2019-005	3,490,000	12.0	4.5%	4.5%	12.0%	16.5%
34	G2019-006	400,000	12.0	4.5%	4.5%	12.0%	16.5%
35	G2019-007	530,000	6.0	2.5%	5.0%	12.0%	17.0%
36	G2019-008	605,000	6.0	2.5%	5.0%	12.0%	17.0%
37	G2019-009	325,000	9.0	3.5%	4.7%	12.0%	16.7%
38	G2019-010	325,000	9.0	3.5%	4.7%	12.0%	16.7%
39	G2019-011	242,450	7.0	2.8%	4.7%	12.0%	16.7%
40	G2019-012	350,000	9.0	3.5%	4.7%	12.0%	16.7%
41	G2019-013	388,000	9.0	3.5%	4.7%	12.0%	16.7%

	BRELF III Active	$22,958,161	7.8	3.1%	4.9%	12.0%	16.9%

BRELF IV Active
1	D2019-003	$1,933,750	6.0	2.5%	5.0%	12.0%	17.0%
2	D2019-004	585,000	6.0	2.5%	5.0%	12.0%	17.0%

	BRELF IV Active	$2,518,750	6.0	2.5%	5.0%	12.0%	17.0%

Broadmark Capital
Loan Portfolio Data - As of June 30, 2019
$US

No.	Loan #	Face Amount	Original Term (months)(1)	Origination Fee %(1)	Ann. Origination Fee %(1)	Stated Interest Rate %(1)	Ann. All-In Loan Rate(1)
					(a)	(b)	(a) + (b)
	Total Active	$1,077,165,549	10.1	3.9%	4.7%	12.0%	16.8%

(1)	Totals reflect weighted averages based on Face Amount as of 6/30/19.